UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number: 002-09048

THE BANK OF NOVA SCOTIA

(Name of Registrant)

44 King Street West, 8th Floor, Scotia Plaza, Toronto, Ontario M5H 1H1

416-866-4269

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

This Report on Form 6-K and the exhibit hereto are incorporated by reference as an exhibit to The Bank of Nova Scotia’s Registration Statement on Form F-9 which was filed on February 6, 2012 (File No. 333-179383).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date: August 8, 2012	By:	/s/ Jake Lawrence
Name: Jake Lawrence
Title: Managing Director, Alternate Funding

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Terms Agreement dated August 3, 2012, between The Bank of Nova Scotia and Scotia Capital (USA) Inc. in respect of the $12,945,000 Buffered Participation Notes with a Digital Coupon, Series A Linked to the Russell 2000® Index due February 6, 2014.

99.2	Terms Agreement dated August 6, 2012, between The Bank of Nova Scotia and Scotia Capital (USA) Inc. in respect of the $11,065,000 Capped Buffered Enhanced Participation Notes, Series A Linked to the MSCI EAFE Index due February 11, 2014.

99.3	Terms Agreement dated August 6, 2012, between The Bank of Nova Scotia and Scotia Capital (USA) Inc. in respect of the $3,740,000 Capped Buffered Enhanced Participation Notes, Series A Linked to the MSCI EAFE Index due February 11, 2014.